UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the period ended April 30, 2010.

☐           Transition Report on Form 10-K.
☐           Transition Report on Form 20-F.
☐           Transition Report on Form 11-K.
☐           Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SNOWDON RESOURCES CORPORATION

Full Name of Registrant

000-52813	833394
SEC FILE NUMBER	CUSIP NUMBER

789 West Pender Street, Suite 1010
Vancouver, British Columbia
Canada   V6C 1H2

Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Management of Snowdon Resources Corporation (the “Company”) was unable to obtain certain business information necessary to complete the preparation of the Company’s Management Discussion and Analysis for the year ended April 30, 2010 for review by the Company’s auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its annual report on Form 10-K within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Robert M. Baker
(604) 606-7979

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify reports.

Yes           ☒           No           ☐

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes           ☐           No           ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Snowdon Resources Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 29th day of July, 2010.

SNOWDON RESOURCES CORPORATION

BY:	Robert Baker
Robert Baker
Director